SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: steven.boehm@sutherland.com
October 30, 2015

VIA EDGAR Asen Parachkevov, Esq. Senior Counsel Jason Fox, Staff Accountant United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Pathway Energy Infrastructure Fund, Inc. File Nos. 333-186877 and 811-22807
Dear Messrs. Parachkevov and Fox:
On behalf of Pathway Energy Infrastructure Fund, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on October 27, 2015 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-186877 and 811-22807) (the “Registration Statement”), the prospectus included therein and the statement of additional information (the “Statement of Additional Information”) included therein. The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. Changes to the Registration Statement discussed below are reflected in a prospectus supplement filed pursuant to Rule 497 (the “Prospectus”). .

1.
We refer to the Fund’s response to the Staff’s prior legal comment no. 3 with regard to the Fund’s investment in energy and energy infrastructure companies. Explain the criteria that the Fund uses to make its determination as to whether a potential investment falls within the parameters of the Fund’s investment concentration.

Response: In order to clarify the criteria that the Fund uses to make its determination as to whether a potential investment falls within the parameters of the Fund’s investment concentration, the Fund will revise the disclosure in the Prospectus to state the following:

Our investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. We expect to seek to achieve our investment objective by

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

Asen Parachkevov, Esq.
Jason Fox
October 29, 2015

investing, under normal circumstances, at least 80% of our total assets, that is net assets plus borrowings, in securities of companies that operate primarily in energy and related infrastructure and industrial sectors, which we refer to as “Energy companies.” We consider Energy companies to be (a) those companies that engage in the exploration, development, production, gathering, transportation, processing, storage, refining, supply, distribution, mining, transmission, servicing, industrial products and services, energy efficiency, management, generation or marketing of natural gas, natural gas liquids, crude oil, liquefied natural gas, refined petroleum products, gasoline, diesel fuel, electricity, renewable energy, coal or power, as well as (b) other energy related industrial companies defined as businesses engaged in, but not limited to, manufacturing, refined products, chemicals, infrastructure, materials, logistics, marketing, waste, environmental, equipment rental, contracting, staffing, software, and other products and services that derive more than 50% of their revenues, gross or net profit or EBITDA from companies defined in (a) above. This investment strategy may be changed by our Board of Directors if we provide our stockholders with at least 60 days prior written notice and make a corresponding change to our name. We intend to primarily invest in Energy companies that we believe have, or are connected to, an infrastructure, an underlying asset base and/or cash flow so as to enhance downside protection for our investments. Our primary area of focus will be Energy companies in the upstream, midstream, downstream, service and equipment and power sub-sectors of the energy industry, which include the following

•
Upstream businesses that develop and extract energy resources, including natural gas, natural gas liquids, crude oil and coal from onshore and offshore geological reservoirs as well as from renewable sources, including agricultural, thermal, solar, wind and biomass;

•
Midstream businesses that gather, process, store, transport and transmit energy resources and their byproducts in a form that is usable by refining, processing, power generation, utility, petrochemical, industrial and gasoline customers, including pipelines, gas processing plants, liquefied natural gas facilities and other energy infrastructure;

•
Downstream businesses that refine, market and distribute energy, such as customer-ready natural gas, natural gas liquids, gasoline, diesel and jet fuel to end-user customers, and customers engaged in the generation, transmission and distribution of electricity;

•
Service and equipment businesses that provide services and/or equipment to aid in the exploration and production of crude oil and natural gas, including seismic, drilling, completion and production activities, as well as those companies that support the operations and development of power assets;

•	Power businesses that generate, transmit and distribute power and electricity; and

Asen Parachkevov, Esq.
Jason Fox
October 29, 2015

•
Other energy related industrial businesses that engage in, but are not limited to, manufacturing, chemicals, infrastructure, materials, logistics, marketing, waste and environmental services and that sell products and provide services and/or equipment to Energy companies described above.

In addition, the Fund advises the Staff on a supplemental basis that the Fund considers refined petroleum products to be methane, ethylene, propylene, ethane, propane, butane, benzene, toluene, xylene, petroleum naphtha, gasoline, diesel fuel, fuel oil, heating oil, kerosene and liquefied petroleum gas.

2.
We refer to the Fund’s response to the Staff’s prior legal comment no. 7 with regard to non-compensation overhead expenses of the Adviser. Explain how the Fund’s pro-rata share of non-compensation overhead expenses is allocated. Include these expenses as part of the “management fee” line item in the Fees and Expenses table.

Response: The Fund’s adviser and Prospect Capital Management L.P. (“PCM”) calculate an overhead amount allocable to each employee of PCM based primarily on expenses related to office space, furnishings, supplies, equipment, communications equipment and services, and insurance costs of PCM. For those employees of PCM who spend their time on matters relating to the Fund, on a quarterly basis the Fund’s adviser and PCM determine the percentage of such employees’ time spent on matters relating to the Fund. The percentage portion of those PCM employees’ time that is allocated to matters relating to the Fund is then multiplied by the overhead amount that has been allocated to each such PCM employee resulting in the amount of routine non-compensation overhead that is allocable to the Fund for each such PCM employee utilized by the Fund’s adviser to provide services to the Fund pursuant to the Fund’s investment advisory agreement with the Fund’s adviser. The Fund undertakes to revise the Fees and Expenses table to incorporate non-compensation overhead expenses into the “management fee” line item and has revised the corresponding footnote accordingly in a prospectus supplement.

3.	Please provide an explanation of the accounting treatment that led to the determination to include the entire amount of the organizational and offering expenses as a liability for the Fund.

Response: The Fund has looked to ASC 450, Contingencies, to determine the accounting treatment of the organizational and offering (“O&O”) expenses. ASC 450 states that the likelihood of the future event to occur that would lead to a loss contingency should be assessed. An estimated loss (expense in this case) shall be accrued if both the following conditions are met: (1) information is available before the financial statements are issued indicating that it is probable that a liability had been incurred at the date of the financial statements, and (2) the amount can be reasonably estimated. As the Fund has discussed with the Staff, investment in

Asen Parachkevov, Esq.
Jason Fox
October 29, 2015

non-traded closed-end funds is typically very slow until the fund breaks escrow, increases slightly for the first two to two and a half years of the Fund’s offering, and then typically increases significantly towards the end of the offering period. The Fund, although early in its offering period is following the pattern set forth above, and the expectation is that the Fund will raise significantly more capital for the duration of the offering and the Fund’s adviser will recover the O&O incurred to-date (based on the limit of 2% gross proceeds raised). Looking to the guidance in ASC 450, the Fund believes that it is probable that the Fund will raise sufficient capital during the offering period for the Fund’s adviser to recover the entire amount of the O&O. Additionally, the amount of the O&O expenses paid by the Fund’s adviser is known. Based on these factors, the entire amount of the O&O incurred was accrued and recorded.

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Asen Parachkevov, Esq.
Jason Fox
October 29, 2015

* * * * *
If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Cynthia R. Beyea at (202) 383-0472.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:    Cynthia R. Beyea, Sutherland Asbill & Brennan LLP
M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Behringer Harvard Holdings, LLC